Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

American Labs
2214 Faraday Ave
Carlsbad, CA 92008
http://www.gamedaycbd.com

Up to $123,999.48 in Preferred Stock at $1.73
Minimum Target Amount: $123,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: American Labs
Address: 2214 Faraday Ave, Carlsbad, CA 92008
State of Incorporation: NV
Date Incorporated: December 07, 2021

Terms:

Equity

Offering Minimum: $123,999.48 | 71,676 shares of Preferred Stock
Offering Maximum: $123,999.48 | 71,676 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $1.73
Minimum Investment Amount (per investor): $349.46

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Loyalty Bonus

For family, friends, and friends of family, your support of Gameday CBD means extra bonus shares! (25%)

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Fan Favorite: $500+ | 5% bonus shares, plus an exclusive Gameday CBD branded merchandise item.

Game Changer: $1,000+ | 7% bonus shares, includes Gameday exclusive t-shirt and cap.

Strategy Session: $5,000+ | Receive a virtual meet-and-greet with CEO and 10% bonus shares.

VIP Game-day: $10,000+ | All previous perks plus VIP access to one event and 12% bonus shares.

Hall of Fame: $25,000+ | and receive 20% bonus shares.

Legend's Lounge: $50,000+ | and receive 25% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

American Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.73 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $173. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

American Labs (DBA: Gameday CBD) is a wellness brand dedicated to providing athletes and active individuals with natural, effective relief for muscle and joint discomfort. Our proprietary, THC-free, menthol-infused CBD formula is designed for targeted, topical application, offering quick and convenient relief that supports optimal performance and recovery. We are committed to educating the active community on the benefits of our products, leveraging strategic relationships with professional athletes, sports teams, trainers, and physiotherapists to increase brand awareness and credibility.

Competitors and Industry

Industry

Operating within the expanding U.S. topical pain relief market—currently valued at approximately $3.7 billion—Gameday CBD is positioned to capitalize on the growing demand for natural and CBD-infused products. This sector's growth is driven by increasing consumer awareness of conditions like arthritis and a shift toward natural, plant-based remedies for pain management.

Competitors

Our main competitors include well-known brands like Biofreeze, Bengay, and IcyHot, all of which offer menthol-based topical pain relief solutions. Additionally, we compete with CBD-infused brands such as Charlotte's Web and CBDistillery, which also focus on natural, topical applications. Gameday CBD differentiates itself by combining menthol with high-quality, THC-free CBD, specifically formulated to address the unique needs of athletes and active individuals seeking targeted, natural relief.

Current Stage and Roadmap

Current Stage

Since our launch, Gameday CBD has successfully introduced a line of topical pain relief products and has formed strategic partnerships with professional athletes, including former NFL star John Carney, as well as reputable organizations like the American Physical Therapy Association (APTA). Our LegitScript certification further strengthens our brand by allowing online advertising, enhancing our market visibility and reach.

Future Roadmap

Looking ahead, Gameday CBD plans to expand our product line to include additional topical solutions and explore new delivery methods to better serve the needs of our customers. We aim to deepen our partnerships with sports teams, trainers, and healthcare professionals to build brand credibility and increase market penetration. Our focus remains on providing natural, effective relief options to support the performance, recovery, and wellness of athletes and active individuals.

The Team

Officers and Directors

Name: Robert J. McAllister

Robert J. McAllister's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Chairman of Board, CEO
  Dates of Service: December, 2021 - Present
  Responsibilities: As the Founder of American Labs I am involved with the planning and implementation of the company's goals and objectives. Salary: $125,000

Name: Craig Leroy Robertson

Craig Leroy Robertson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2024 - Present
  Responsibilities: Assist Board of Directors on implementing technical systems

Name: Jeffrey Allen Cure

Jeffrey Allen Cure's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2022 - Present
  Responsibilities: As a director I provide strategic business advice and help facilitate the company's shareholders relationships and manage capital requirements.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert J. McAllister	1,059,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 71,676 of Preferred Stock.

> Common Stock

The amount of security authorized is 4,000,000 with a total of 1,654,000 outstanding.

> Voting Rights

One vote per share

> Material Rights

> Preferred Stock

The amount of security authorized is 2,000,000 with a total of 75,500 outstanding.

> Voting Rights

Please see voting rights of securities sold in this offering below.

> Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

> Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $226,519.00
Maturity Date: October 31, 2026
Interest Rate: 15.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing

> Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $308,000.00
  Number of Securities Sold: 283,000
  Use of proceeds: Ongoing operations
  Date: October 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $226,519.00
  Use of proceeds: Ongoing operations
  Date: October 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $10,328 compared to $17,604 in fiscal year 2023, showing an increase of approximately

70.5%. This growth is attributed to increased customer acquisition efforts and expanded product availability, which led to higher sales volumes year-over-year.

Cost of Sales

Cost of Sales for fiscal year 2022 was $25,344 compared to $10,761 in fiscal year 2023. The decrease in cost of sales can be attributed to improved sourcing efficiencies and cost management, which reduced the production costs associated with goods sold.

Gross Margins

Gross margins for fiscal year 2022 were -$15,016 compared to $6,843 in 2023. This shift to a positive gross margin reflects the company's progress in optimizing its cost structure and achieving better margins through strategic sourcing and operational improvements.

Expenses

Expenses for fiscal year 2022 were $200,975 compared to $222,264 in fiscal year 2023. This increase is largely due to the additional investments made in marketing, product development, and operational expansion to support future growth. The increase in expenses also reflects the higher costs associated with business growth, such as marketing and personnel costs.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We believe that historical cash flows may not be fully indicative of future revenue and cash flows, as we anticipate further improvements in revenue streams and cost efficiency with expanded product lines and additional distribution channels. Past cash has primarily been generated through sales and equity investments. Our goal is to achieve positive cash flow through increased sales and market penetration while continuing to manage operating expenses effectively. The recent increases in expenses are strategic investments aimed at positioning the company for sustained growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of November 2024 the Company has capital resources available in the form of additional shareholder loans if needed to fund ongoing operations and expansion.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support manufacturing needs and marketing goals.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has 95%will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of 5,000 for expenses related to office rent, shipping costs and website maintenance/operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for many years to come. This is based on a projected monthly burn rate of $10,000 for expenses related to salaries, inventory, R&D & marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has not contemplated additional future sources of capital including the sale of additional shares.

Indebtedness

- Creditor: Promissory Note - Dean Jones
  Amount Owed: $20,000.00
  Interest Rate: 9.0%
  Maturity Date: March 22, 2025

- Creditor: Promissory Note - Nancy McAllister
  Amount Owed: $25,840.00
  Interest Rate: 12.0%
  Maturity Date: January 04, 2026

- Creditor: Promissory Note - Craig Robertson
  Amount Owed: $20,000.00
  Interest Rate: 15.0%
  Maturity Date: February 27, 2023

- Creditor: Promissory Note - Dennis Graff
  Amount Owed: $100,000.00
  Interest Rate: 15.0%
  Maturity Date: March 22, 2025

- Creditor: Promissory Note - Dean Jones
  Amount Owed: $10,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2024

- Creditor: Promissory Note - John Lohrenz
  Amount Owed: $20,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2025

- Creditor: Promissory Note - Dean Jones
  Amount Owed: $7,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2025

- Creditor: Promissory Note -R. McAllister
  Amount Owed: $600.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: Promissory Note Agreements (Shareholders)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2023 and 2022, the Company entered into promissory note agreements with its shareholders in the aggregate amount of $207,449.
  Material Terms: The notes bear interest rate from 9-15% and maturity date is set to 2024-2026. The outstanding balance of the loan is $221,043 and $53,813, including accrued interest, respectively.

Valuation

Pre-Money Valuation: $2,992,035.00

Valuation Details:

For an early-stage company like Gameday CBD, let's assume a discount rate of 15% to account for market and execution risk.

<u>Calculating Present Value of Cash Flows</u>

The projected gross profits for each year are discounted to their present values using the 15% discount rate.

Terminal Value Calculation

To account for cash flows beyond 2029, we assume a terminal growth rate of 3%. This is a conservative rate, assuming Gameday CBD achieves stable, lower growth in the long term.

Industry Comparison and Market-Based Valuation

Based on industry data, early-stage CBD or wellness brands typically see revenue multiples of around 2x to 5x.

Using a conservative multiple of 3x the projected 2025 revenue of $1 million gives a market-based valuation of $3 million.

Preliminary Valuation Calculation

Combining both the DCF approach and the market-based valuation multiple, the value of Gameday CBD can be estimated as follows:

DCF Estimate (Present Value of 5-Year Projected Cash Flows):

Likely around $4 million to $6 million, depending on growth assumptions and discount rate.

Market-Based Valuation (3x Revenue Multiple): Approximately $3 million.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.48 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  4.0%
  We will allocate 4% of the funds raised to market and customer research, as well as new product development and market testing. This allocation will help us gain deeper insights into customer preferences and drive innovations in our CBD-infused and natural pain relief products.

- Inventory
  25.0%
  We will use 25% of the funds to purchase inventory in preparation for expanded distribution, retail partnerships, and upcoming product launches. This ensures that we can meet projected demand and have stock readily available for distribution.

- Company Employment
  20.0%
  We plan to allocate 20% of the funds to hire key personnel to support essential business operations. This includes roles in administration, sales and marketing, and customer service, with wages commensurate with experience and expertise.

- Working Capital
  31.5%
  We will allocate 31.5% of the funds for working capital to support day-to-day operations. This will cover expenses associated with product expansion, logistics, and warehousing as the business scales.

- Marketing
  2.0%
  We will use 2% of the funds to promote our crowdfunding campaign, maximizing outreach and attracting potential investors to join our community.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $123,999.48, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development

4.0%
We will allocate 4% of the funds raised to market and customer research, as well as new product development and market testing. This allocation will help us gain deeper insights into customer preferences and drive innovations in our CBD-infused and natural pain relief products.

- Inventory
25.0%
We will use 25% of the funds to purchase inventory in preparation for expanded distribution, retail partnerships, and upcoming product launches. This ensures that we can meet projected demand and have stock readily available for distribution.

- Company Employment
20.0%
We plan to allocate 20% of the funds to hire key personnel to support essential business operations. This includes roles in administration, sales and marketing, and customer service, with wages commensurate with experience and expertise.

- Working Capital
31.5%
We will allocate 31.5% of the funds for working capital to support day-to-day operations. This will cover expenses associated with product expansion, logistics, and warehousing as the business scales.

- Marketing
2.0%
We will use 2% of the funds to promote our crowdfunding campaign, maximizing outreach and attracting potential investors to join our community.

- StartEngine Service Fees
12.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.gamedaycbd.com (www.americanlabs.net/annual_reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gameday-cbd

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR American Labs

[See attached]

AMERICAN LABS

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
American Labs
Carlsbad, California

We have reviewed the accompanying financial statements of American Labs (the "Company"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 23, 2024
Los Angeles, California

AMERICAN LABS
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	7,629	$	25,595
Accounts Receivable, net		3,467		452
Inventory		32,538		35,652
Total Current Assets		**43,634**		**61,699**
Intangible Assets		3,510		-
Total Assets	$	**47,144**	$	**61,699**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	5,476	$	247
Current Portion of Related Party Promissory Note		20,449		5,160
Total Current Liabilities		**25,925**		**5,407**
Related Party Promissory Note, net of current portion		175,940		45,000
Accured Interest		24,654		3,653
Total Liabilities		**226,519**		**54,060**
STOCKHOLDERS' EQUITY				
Common Stock		125		100
Preferred Stock		2		-
Additional Paid in Capital		243,737		208,514
Accumulated Deficit		(423,239)		(200,975)
Total Stockholders' Equity		**(179,375)**		**7,639**
Total Liabilities and Stockholders' Equity	$	**47,144**	$	**61,699**

See accompanying notes to financial statements.

AMERICAN LABS
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 17,604	$ 10,328
Cost of Goods Sold	10,761	25,344
Gross Profit/ (Loss)	**6,843**	**(15,016)**
Operating Expenses		
General and Administrative	139,026	156,439
Selling and Marketing	69,079	26,279
Total Operating Expenses	**208,105**	**182,718**
Net Operating Loss	**(201,262)**	**(197,734)**
Interest Expense	21,002	3,653
Other Loss/(Income)	-	(412)
Loss Before Provision for Income Taxes	**(222,264)**	**(200,975)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (222,264)**	**$ (200,975)**

See accompanying notes to financial statements.

AMERICAN LABS

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Preferred Stock				
(USD $ in Dollars)	Shares	Amount	Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of stock	999,000	100	-	-	208,514	-	208,614
Net Loss	-	-	-	-	-	(200,975)	(200,975)
Balance—December 31, 2022	**999,000**	**$ 100**	**-**	**$ -**	**$ 208,514**	**$ (200,975)**	**$ 7,639**
Issuance of stock	250,000	25	17,500	2	35,223	-	35,250
Net Loss	-	-	-	-	-	(222,264)	(222,264)
Balance—December 31, 2023	**1,249,000**	**$ 125**	**17,500**	**$ 2**	**$ 243,737**	**$ (423,239)**	**$ (179,375)**

See accompanying notes to financial statements.

AMERICAN LABS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (222,264)	$ (200,975)
Adjustments to Reconcile Net Loss to Net Cash used in Operating Activities		
Amortization of Intangible Asset	390	-
Accrued Interest on Promissory Notes	21,001	3,653
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(3,015)	(452)
Inventory	3,114	(35,652)
Accounts Payable	5,229	247
Net Cash Used In Operating Activities	(195,545)	(233,179)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(3,900)	
Net Cash Used in Investing Activities	(3,900)	-
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	35,250	208,614
Borrowing on Promissory Notes, net of debt issuance costs	145,629	50,160
Repayment of Promissory Notes	600	-
Net Cash Provided by Financing Activities	181,479	258,774
Change in Cash & Cash Equivalents	(17,966)	25,595
Cash & Cash Equivalents —Beginning of The Year	25,595	-
Cash & Cash Equivalents—End of The Year	$ 7,629	$ 25,595
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -

See accompanying notes to financial statement

1.   NATURE OF OPERATION

American Labs was incorporated on December 7, 2021, in the state of Nevada. The financial statements of American Labs (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Carlsbad, California.

American Labs specializes in enhancing physical therapy, athletic performance, and recovery with its THC-free CBD Roll-On, engineered to alleviate pain and support the body's recovery processes. Their products are rigorously tested by athletes and everyday consumers, using a unique blend of CBD, menthol, camphor, tea tree oil, and arnica to address various pain types, including inflammatory and neuropathic pain.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss is necessary.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs of finished goods which are determined using a FIFO (first-in-first-out) method.

Intangibles

Intangible assets with finite lives, such as trademarks, which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.

Cost of Sales

Cost of sales includes the cost of goods sold.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $69,079 and $26,279, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 23, 2024, which is the date the financial statements were available to be issued.

3. **INVENTORY**

Inventory consists of the following:

As of December 31,	2023		2022	
Finished Goods	$	32,538	$	35,652
Total Inventory	$	32,538	$	35,652

4. **INTANGIBLE ASSETS**

Intangible assets consist of the following:

As of December 31,	2023		2022	
Trademark	$	3,900	$	-
Intangible Assets, at cost		3,900		-
Accumulated Amortization		(390)		-
Intangible Assets, net	$	3,510	$	-

Amortization expenses for the years ended December 31, 2023 and 2022 were $390 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2023 is as follows:

Period	Amortization Expense
2024	$ 390
2025	390
2026	390
2027	390
Thereafter	1,950
Total	**$ 3,510**

5. DEBT

Related Party Promissory Note

The Company had outstanding related party promissory notes from various shareholders. Details of loans outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Dean Jones	$ 20,000	9.00%	22/03/2022	22/03/2025	$ -	$ 20,000	$ 20,000	$ -	$ 20,000	$ 20,000
Promissory Note - Nancy McAllister	25,000	12.00%	01/04/2022	01/04/2026	-	25,840	25,840		25,000	25,000
Promissory Note - Craig Robertson	27,500	15.00%	27/02/2023	31/07/2025	-	20,000	20,000	-	-	-
Promissory Note - Dennis Graff	100,000	15.00%	22/03/2023	22/03/2029		100,000	100,000	-	-	-
Promissory Note - Dean Jones	10,000	10.00%	05/07/2023	31/12/2025		10,000	10,000	-	-	-
Promissory Note - John Lohrenz	20,000	6.00%	01/08/2023	31/12/2024	20,000	-	20,000	-	-	-
Promissory Note - Dean Jones	7,000	10.00%	24/11/2023	31/12/2025	-	7,000	7,000	-	-	-
Promissory Note -R. McAllister	5,000	0.00%	Fiscal year 2022	Not Set		600	600	5,000	-	5,000
Others	449	0.00%	Fiscal year 2022	Not Set	449	-	449	160		160
Debt Issuance Costs	(7,500)					(7,500)	(7,500)	-	-	-
Total					$ 20,449	$ 175,940	$ 196,389	$ 5,160	$ 45,000	$ 50,160

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 4,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2023, and 2022, 1,249,000 and 999,000 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 2,000,000 shares of preferred stock with a par value of $0.0001. As of December 31, 2023, and 2022, 17,500 and 0 shares of preferred stock, respectively, have been issued and outstanding.

Voting Rights

Common Stock: Generally, common stockholders hold voting rights, usually on a "one share, one vote" basis. These rights allow them to vote on significant corporate decisions, such as electing board members, mergers, or company policy changes.

Preferred Stock: Preferred stockholders typically do not have voting rights. However, in some cases, preferred shares may grant limited voting rights, especially if the company fails to pay dividends for a specified period or under particular circumstances that affect the preferred shareholders' interests.

Liquidity Rights

Common Stock: Common shareholders are typically last in line during liquidation. After creditors, bondholders, and preferred shareholders are paid, common shareholders receive the remaining assets, if any.

Preferred Stock: Preferred stockholders have priority over common shareholders when it comes to receiving assets in the event of liquidation. They may have a predetermined claim to the company's assets before any distribution to common shareholders.

Dividend Rights

Common Stock: Dividends for common stockholders are not guaranteed. They are usually paid out of the company's profits and can vary in amount or may not be paid at all, depending on the company's financial performance and dividend policy.

Preferred Stock: Preferred stockholders usually have a fixed dividend rate, and these dividends are paid out before any dividends are distributed to common shareholders. In many cases, preferred dividends are cumulative, meaning that if a company skips a dividend payment, it still owes it to the preferred shareholders before paying common stock dividends in the future.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (43,678)	$ (39,334)
Valuation Allowance	43,678	39,334
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (83,012)	$ (39,334)
Valuation Allowance	83,012	39,334
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $395,296. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

In 2023 and 2022, the Company entered into promissory note agreements with its shareholders in the aggregate amount of $207,449. The notes bear interest rate from 9-15% and maturity date is set to 2024-2026. The outstanding balance of the loan is $221,043 and $53,813, including accrued interest, respectively.

10.   SUBSEQUENT EVENTS

In 2024, the Company raised $19,005 through the issuance of 48,000 shares of preferred stock to three investors.

Additionally, in 2024, the Company raised $33,500 by issuing 80,000 shares of common stock to four investors.

As part of compensation for past services, the Company also issued 325,000 shares of common stock and 15,000 shares of preferred stock to its executive members in 2024.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $201,262, an operating cash outflow of $195,545, and liquid assets in cash of $7,629, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF GAMEDAY CBD BY AMERICAN LABS

Targeted Relief, Anytime, Anywhere!

Gameday CBD is a wellness brand conceived to provide athletes and active lifestyle consumers natural, effective muscle and joint relief. We're committed to educating the active community about the power and benefits of Gameday CBD's exclusive menthol infused CBD while leveraging relationships with professional athletes, sports teams, trainers and physiotherapists in a competitive market.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

The Choice of Champions:
Relief Anytime, Anywhere!
GAMEDAY CBD

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

Get Equity
$1.73 Per Share

MIN INVEST
$349.46

VALUATION
$2.99M

REASONS TO INVEST



Innovative Product Line: Gameday CBD offers exclusive, all-natural topical pain relief products that target common muscle and joint ailments, appealing to health-conscious consumers.

 Strategic Relationships: Gameday CBD has secured valuable relationships with legendary figures like John Carney, a former NFL star and brand ambassador, and renowned trainers and human movement experts.

 Regulatory Positioning: Our menthol-infused CBD formula contains no THC, aligning with the compliance requirements of the 2018 Farm Bill. While we comply with federal guidelines, users should be aware that state regulations may differ.

TEAM



Robert J. McAllister • President, Chairman of Board, CEO

Having been in telecommunications for most of his career, Robert successfully launched multiple Prepaid Calling card brands that sold more than $300 Million during the 2000's which led to securing an MVNO license Agreement with T Mobile to launch a private cellular network in North America. Robert brings proven leadership and knowledge in consumer product development, manufacture and distribution to American Labs.
Past performance does not guarantee future success.

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Craig Leroy Robertson • Director

Craig has been known for his ability to bridge the gap between technical teams and business clients. His unique ability to identify technical issues along the supply chain and implement innovative solutions will be a tremendous asset as American Labs grows to scale.
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Jeffrey Allen Cure • Director

Worked for AT&T as a Global Network Engineer for 25 years. Had responsibilities of many international and national S&P 500 companies network interface to and from At&t . I also was a SWAT team member on Duty who worked on any tier 3and 4 outages within At&t network. Was also recently nominated to Who's Who Network engineer for





2022/23. In addition, I also completed Dale Carnegie Salesmanship and received a certificate.

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THE PITCH

Empowering Athletic Performance

Athletes and active individuals frequently face muscle and joint pain due to sports injuries, arthritis, and everyday physical activity. Many existing pain relief products contain synthetic ingredients including NSAIDs and may not address the specific needs of the active community, leading to ineffective or unsatisfactory results.

Gameday CBD introduces its proprietary powerful fast-acting, natural Topical Relief Roll-On. Designed for athletes and active individuals, the easy-to-use roll-on formula delivers soothing menthol infused CBD directly to sore muscles and joints, helping to reduce discomfort and inflammation on the go. Simply roll on, feel the cooling sensation, and get back to your game. Perfect for the gym bag, work bag, or any time you need quick relief—no mess, no downtime.



For the Athlete in All of Us
3000
MG CBD PER BOTTLE
GAMEDAY CBD
TOPICAL ROLL ON
MENTHOL INFUSED CBD
3000 MG
FAST ACTING
TARGETED RELIEF
3 OZ. ROLL ON



All-Natural Ingredients
Formulated with Arnica, CBD, Menthol, and Aloe Vera for effective relief







Certified & Lab Tested
Manufactured in the USA with GMP certification and rigorous lab testing



Targeted Pain Relief
Designed to address sports injuries, arthritis, and everyday muscle soreness

Endorsements
High-profile athletes, sports teams, leagues, and physical therapists enhance credibility.



Education & Awareness
Promoting the benefits of CBD for athletes before and after activity

Unique Market Position
Poised to distribute product to the 40K+ Physical Therapy locations nationwide

THE PROBLEM & OUR SOLUTION

Getting Ahead of the Game in a Growing Market

The U.S. topical pain relief market, valued at approximately $3.7 billion[1], is growing due to increased awareness of conditions like arthritis and the rising popularity of natural remedies. Gameday CBD operates within this expanding sector, particularly focusing on the burgeoning demand for CBD-infused topical products.

Gameday CBD has successfully launched our line of topical pain relief products and is actively forming strategic relationships with professional athletes and organizations, such as John Carney and the American Physical Therapy Association (APTA). Additionally, our coveted LegitScript certification allows for online advertising, enhancing our market visibility and outreach.



Key Traction

Product Launch
Family of all-natural topical pain relief products introduced

Strategic Relationships
Collaboration with Rocky Snyder and the APTA

Market Certification
Certified by LegitScript for effective online marketing

Sponsorships
Multi-year sponsorships across various sports for visibility

Gameday CBD is focused on topical relief and we believe operates a strong business model designed to explore opportunities for new product launches, subscription services, and collaborations within sports and wellness sectors. We are excited to have you join our journey as we believe CBD products will continue to gain mainstream acceptance in years to come.

Explore More Investment Opportunities in Retail on StartEngine!

Looking for more investment options in the Retail space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
**2214 Faraday Ave
Carlsbad, CA 92008**

WEBSITE
View Site ⬈

Gameday CBD is a wellness brand conceived to provide athletes and active lifestyle consumers natural, effective muscle and joint relief. We're committed to educating the active community about the power and benefits of Gameday CBD's exclusive menthol infused CBD while leveraging relationships with professional athletes, sports teams, trainers and physiotherapists in a competitive market.

TERMS

Gameday CBD by American Labs

Overview

PRICE PER SHARE
$1.73

VALUATION
$2.99M

DEADLINE ⓘ

FUNDING GOAL ⓘ

Nov. 14, 2024 at 8:50 PM UTC   **$124k - $124k**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$349.46	**Equity**

MAX INVESTMENT ⓘ	SHARES OFFERED
$123,999.48	**Preferred Stock**

MIN NUMBER OF SHARES OFFERED

71,676

MAX NUMBER OF SHARES OFFERED

71,676

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$43,634	$61,699
Cash & Cash Equivalents	$7,629	$25,595
Accounts Receivable	$3,467	$452
Short-Term Debt	$0	$0
Long-Term Debt	$196,389	$50,160

Revenue & Sales	$17,604	$10,328
Costs of Goods Sold	$10,761	$25,344
Taxes Paid	$0	$0
Net Income	-$222,264	-$200,975

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Loyalty Bonus

For family, friends, and friends of family, your support of Gameday CBD means extra bonus shares! (25%)

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Fan Favorite: $500+ | 5% bonus shares, plus an exclusive Gameday CBD branded merchandise item.

Game Changer: $1,000+ | 7% bonus shares, includes Gameday exclusive t-shirt and cap.

Strategy Session: $5,000+ | Receive a virtual meet-and-greet with CEO and 10% bonus shares.

VIP Game-day: $10,000+ | All previous perks plus VIP access to one event and 12% bonus shares.

Hall of Fame: $25,000+ | and receive 20% bonus shares.

Legend's Lounge: $50,000+ | and receive 25% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

American Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.73 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $173. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies,

including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E19134342021-8
FVAguilar	Filing Number 20233361203
Secretary of State State Of Nevada	Filed On 07/20/2023 14:24:32 PM
	Number of Pages 4

Certificate to Accompany Restated Articles or Amended and Restated Articles

(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation

(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)

(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1.Name of Nevada entity as last recorded in this office:

American Labs

2. The articles are: (mark only one box) ☑ Restated ☐ Amended and Restated

Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☑ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☑ Articles have been added.

☐ Articles have been deleted.

☐ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

Articles Added: 3-8

4. Effective date and time of filing: (optional) Date: 07/20/2023 Time: 03:57 PM

(must not be later than 90 days after the certificate is filed)

*This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Filed in the Office of	Business Number E19134342021-8
[signature]	Filing Number 20233361203
Secretary of State State Of Nevada	Filed On 07/20/2023 14:24:32 PM
	Number of Pages 4

AMENDED AND RESTATED ARTICLES OF INC

OF

AMERICAN LABS
(A Nevada Corporation)

American Labs, a corporation organized and existing under the Laws of the State of Nevada (the "Corporation"), upon approval of its Board of Directors and approval by a majority of its shareholders does hereby adopt the following as its Articles of Incorporation pursuant to NRS 78.403, replacing in their entirety, the Corporation's present Articles of Incorporation.

ARTICLE 1

NAME

1.1 The name of the Corporation is AMERICAN LABS

ARTICLE 2

PURPOSE

2.1 The purpose for which the Corporation is organized is to engage in any lawful activity within or outside the State of Nevada.

2.2 The Corporation may maintain offices at such other places within or without the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and stockholders may be held outside the State of Nevada with the same effect as if in the State of Nevada.

ARTICLE 3

BOARD OF DIRECTORS

3.1 The governing board of this Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the Bylaws of this Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

ARTICLE 4

CAPITAL STOCK

4.1 The aggregate number of shares that the Corporation shall have authority to issue is Six Million (6,000,000) shares, consisting of (i) Four MILLION (4,000,000) shares of Common Stock, par value $0.0001 per share (the "Common Stock"); and TWO MILLION (2,000,000) shares of preferred stock, par value $0.0001 per share (the "Preferred Stock").

4.2 The board of directors is authorized from time to time to establish one or more series of Preferred Stock and to determine and prescribe the voting powers, distinguishing designations, preferences, limitations, restrictions, and relative rights of the Preferred Stock before issuance of any shares of that class and of any series of Preferred Stock before issuance of shares of that series.

4.3 The board of directors has authority to authorize and direct the issuance by the Corporation of shares of Preferred Stock and Common Stock at such times, in such amounts, to such persons, for such consideration as the board of directors shall determine to be adequate, and upon such terms and conditions as the board of

directors may, from time to time, determine, subject only to the restriction, limitations, conditions, and requirements imposed by the Nevada Business Corporations Act, other applicable laws and these Articles, as the same may, from time to time, be amended. Upon the receipt by the Corporation of the consideration for which the board authorized the issuance of shares of Preferred Stock or Common Stock, such shares shall be deemed fully paid and nonassessable.

4.4 The board of directors has authority to authorize and direct the payment of dividends and the making of other distributions by the Corporation in respect of the issued and outstanding shares of Preferred Stock (i) at such times, in such amount and forms, from such sources and upon such terms and conditions as it may, from time to time, determine upon, subject only to the restrictions, limitations, conditions and requirements imposed by the Nevada Business Corporations Act, other applicable laws and these Articles of Incorporation, as the same may, from time to time, be amended, and (ii) in shares of the same class or series or in shares of any other class or series without obtaining the affirmative vote or the written consent of the holders of the shares of the class or series in which the payment or distribution is to be made.

4.5 The board of directors has authority to authorize and direct the acquisition by the Corporation of the issued and outstanding shares of Preferred Stock and Common Stock at such times, in such amounts, from such persons, for such considerations, from such sources and upon such terms and conditions as the board of directors may, from time to time, determine upon, subject only to the restrictions, limitations, conditions and requirements imposed by the Nevada Business Corporations Act, other applicable laws and these Articles, as the same may, from time to time, be amended. Such acquired shares of the Corporation will be designated "Treasury Shares" unless specifically cancelled and withdrawn by action of the board of directors.

ARTICLE 5

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

5.1 A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of distributions. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE 6

INDEMNIFICATION OF DIRECTORS AND OFFICERS

6.1 Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, shall be indemnified and held harmless to the fullest extent legally permissible under the law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any Bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article. Without limiting the application of the foregoing, the board of directors may adopt Bylaws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the law of the State of Nevada and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation as a director of officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

ARTICLE 7

ADOPTION AND AMENDMENT OF BYLAWS

7.1 The board of directors is expressly granted the exclusive power to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE 8

AMENDMENT OF ARTICLES OF INCORPORATION

8.1 The Corporation reserves the right to amend, alter, change, or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles of Incorporation to be signed by its Chief Executive officer this 28th day of June, 2023.

/sRobert McAllister
Robert McAllister
Chief Executive Officer